NR10-07

June 21, 2010

Cardero Secures 49.5% Interest in Coalhunter Mining Corporation
Through Participation in Equity Financing

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that it has acquired approximately 49.5% of the common shares of Coalhunter Mining Corporation (“Coalhunter”) through a private placement.  Coalhunter is a private British Columbia company which has the right to acquire a majority interest in the Carbon Creek coalfield in north-eastern British Columbia.

Investment Details

Under the terms of the subscription agreement between Coalhunter and Cardero, Cardero has acquired 12 million common shares of Coalhunter at a price of CAD 0.30 per share for a total investment of CAD 3,600,000.  Through participation in this financing, Cardero has acquired a 49.57% interest in Coalhunter.  Cardero has an ongoing right to maintain its percentage interest in Coalhunter so long as it holds at least a 10% interest and, in certain circumstances, the right to increase its position to 51%.  Upon the completion of the private placement, Keith Henderson, Cardero’s Vice-President, Exploration was appointed as a director of Coalhunter.  Should Cardero increase its interest to 51%, it would be entitled to nominate an additional director.

Upon closing the private placement Coalhunter President Michael Hunter commented that, “...We are very pleased to have secured the interest and involvement of Cardero Resource Corp.  It’s a key step in our program to unlock the value of the Carbon Creek asset.”

Cardero Strategy

Acquisition of this interest in Coalhunter is in line with Cardero’s focus on bulk commodities and allows the Company to leverage significant value out of its considerable cash funds available for acquisitions and investments.

“Since completing the 100% cash sale of Pampa de Pongo in January 2010, the Company has been seeking quality investment opportunities” stated Henk van Alphen, Cardero’s President & CEO.  “Technical staff and consultants have completed due diligence on more than 15 projects or companies and have placed bids or made offers on several of them.  The significant challenge of finding the right project at the right price in the current market environment has become apparent to everyone involved.”

“This investment in Coalhunter is the second of several such investments that Cardero has completed or is currently negotiating” continued van Alphen.  “Investments such as that in Coalhunter, where Cardero can be positioned at the earliest stage, represent tremendous potential value for Cardero shareholders.”

ABOUT COALHUNTER MINING CORPORATION.

Coalhunter is a private British Columbia company which has successfully negotiated a joint venture to explore and, if warranted, develop certain coal deposits in the Carbon Creek coal field located in British Columbia’s northeast coalfield.  The joint venture property consists of a lease of freehold coal and certain coal licenses issued by the British Colombia government.  Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest.  Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).  Coalhunter has commissioned NORWEST Corp to complete a NI 43-101 report on the properties, which will include all necessary details of Coalhunter’s interest in the Carbon Creek deposit as well as an independent assessment of the extensive historical data relating to the deposit.  Between 1970 and 1981, Utah Mines Ltd. completed 296 rotary and diamond drill holes totalling nearly 26,000 metres and excavated more than 7,000 tonnes of coal for quality analysis.

ABOUT CARDERO RESOURCE CORP.

Cardero's focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico, and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Steve Stakiw, Manager – Corporate Communications & Investor Relations

Email:  sstakiw@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the Company to acquire advanced stage projects, the potential for the Company to acquire additional positions in early stage ventures, any potential value or benefit to the Company through its investment in Coalhunter Mining Corporation or other similar investments, business and financing plans and business trends, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.